[redacted]

10029487

UNI[T]
SECURITIES AND [...]
Washing[ton]

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-31632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Birchtree Financial Services, Inc.
(A wholly owned subsidiary of RSM McGladrey, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Nicollet Ave., Suite 1100, West Tower
(No. and Street)

Minneapolis	MN	55402-2526
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Mellema — (612) 376-9283
(Area Code - Telephone No.)

Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Dale S. Phillips, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplementary information pertaining to Birchtree Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Dale S. Phillips — 2-25-2010

Signature — Date

President, Birchtree Financial Services, Inc.

Title

Mary Kay Magee — 2/25/2010

Notary Public — Date

MARY KAY MAGEE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2013

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Birchtree Financial Services, Inc.
Bloomington, Minnesota

We have audited the accompanying consolidated statement of financial condition of Birchtree Financial Services, Inc. and subsidiary (the "Company") (a wholly owned subsidiary of RSM McGladrey, Inc., an indirect wholly owned subsidiary of H&R Block, Inc.) as of December 31, 2009, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedules (g), (h), (i), and (j) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$ 1,840,781
COMMISSIONS RECEIVABLE	64,114
PREPAID EXPENSES	45,026
DUE FROM PARENT AND AFFILIATE	2,327,003
DEFERRED INCOME TAXES	51,244
TOTAL	$ 4,328,168

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Income taxes payable to Parent	$ 159,159
Other tax liabilities	147,363
Total liabilities	306,522
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, Series A, $1 par value — 100,000 shares authorized; 1,000 shares issued and outstanding; Series B, $1 par value — 100,000 shares authorized; no shares issued and outstanding	1,000
Preferred stock, Series A, $1 par value — 20,000 shares authorized; no shares issued and outstanding	
Additional paid-in capital	5,269,180
Accumulated deficit	(1,248,534)
Total stockholder's equity	4,021,646
TOTAL	$ 4,328,168

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Insurance product commissions	$ 770,030
12b-1 fee income	482,148
Total revenues	1,252,178
EXPENSES:	
Professional membership fees	80,289
Arbitration costs (Note 2b)	32,599
General and administrative (Note 2b)	1,174,497
Total expenses	1,287,385
LOSS BEFORE INCOME TAXES	(35,207)
INCOME TAX PROVISION	82,574
NET LOSS	$ (117,781)

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2009

	Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — January 1, 2009	$ 1,000	$ 4,860,581	$ (1,130,753)	$ 3,730,828
Capital contributions from Parent		408,599		408,599
Net loss			(117,781)	(117,781)
BALANCE — December 31, 2009	$ 1,000	$ 5,269,180	$ (1,248,534)	$ 4,021,646

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (117,781)
Adjustment to reconcile net income to net cash provided by operating activities:	
Expenses allocated from Parent	408,599
Provision for deferred income taxes	(51,244)
Changes in:	
Commissions receivable	98,957
Prepaid expenses	(2,396)
Due from Parent and affiliate	(241,583)
Accounts payable and accrued expenses	(1,763)
Other tax liabilities	147,363
Income taxes payable to Parent	(63,643)
Net cash provided by operating activities	176,509
NET INCREASE IN CASH	176,509
CASH — Beginning of year	1,664,272
CASH — End of year	$ 1,840,781
NONCASH OPERATING ACTIVITIES — Expenses allocated from Parent and affiliate	$ 408,599

See notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Birchtree Financial Services, Inc. (the "Company") is a wholly owned subsidiary of RSM McGladrey, Inc. (the "Parent" or RSM). The Parent is an indirect wholly owned subsidiary of H&R Block, Inc. ("Block"). The Parent owns all outstanding Series A common shares of the Company. The Company works with Retirement Resources and Personal Wealth Management, operating units of the Parent, to provide retirement plan solutions to retirement plan clients, and insurance products to wealth management clients. The Company's only subsidiary, Birchtree Insurance Agency, Inc., is wholly owned by the Company. The Company is dependent economically and operationally on its Parent and Block. Accordingly, the Company's operations may not be indicative of the results that might be obtained had it operated independently of its Parent and Block.

The Company is a registered broker-dealer and a licensed insurance agency. The Company's subsidiary, Birchtree Insurance Agency, Inc. is also a licensed insurance agency. Located in Bloomington, Minnesota, the Company participates in an insurance alliance through which the Company and its Parent refer their tax, consulting, and financial advisory clients (through registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products. In certain product offerings, plan clients will receive participant accounting, administrative, and consulting services from the Parent; investment advisory services from RSM (a registered investment advisor); or broker of record services, insurance products, and certain investments through Birchtree Financial Services, Inc. When serving as broker of record, the Company and the client plan sponsor will enter into a brokerage services agreement specifying the Company's role at the request of the client plan sponsor. Through its registered representatives, the Company will provide information pertaining to available investments, respond to general investment questions plan sponsors may have in executing their fiduciary responsibilities, and respond to general questions from plan participants at enrollment or educational meetings. In exchange for these services, the Company will receive asset-based compensation on plan assets invested in securities products.

The Company has evaluated subsequent events for recognition or disclosure through February 26, 2010, and there were no such events.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates, assumptions and judgments are applied in the determination of the allocation of costs by the Parent related to the expense agreement dated December 1, 2003 and to the services and expense sharing agreement dated May 1, 2009, the cut-off accrual for insurance product commissions and commissions revenue and the reserve for uncertain tax positions. Actual results could differ from those estimates.

Revenue Recognition — The Company and its Parent maintain agreements with multiple third party insurance brokerage agencies. These agreements allow the Company's registered advisors to sell insurance products through various insurance carriers. The third party brokerage services provide

operational support for the Company's insurance platform and reconcile commissions between the Company's advisors, the insurance carriers, and outside independent insurance agents who may have assisted in the insurance sales process. The agreements are cancelable by either party with 90 days notice. In addition, the Company and its Parent had previously entered into contracts with unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives and licensed agents) to these companies and independent, licensed insurance agents for certain life insurance products (the Insurance Alliance). Carriers or underwriters not affiliated with third party insurance brokerages pay the Company directly for previous Insurance Alliance business and commissioned policies as the Company is the broker of record on these policies.

Commission revenues and expenses are recorded on a trade-date basis as securities transactions occur. Insurance product commission revenues are recorded as earned upon the effective date of the policy. The third party insurance brokerages track and collect insurance policy revenue on the Company's behalf, while carriers or underwriters not affiliated with third party brokerage services pay the Company directly for previous Insurance Alliance business and commissioned policies changed to the Company as broker of record due to the recruitment of new representatives. Commission revenues paid to the Company by third party brokerage services are the net commissions from policies placed as in some cases Independent Insurance Agents (IIAs) assist the representatives with the underwriters' insurance policy and are paid directly by the insurance carriers.

Income Taxes — The Company is included with Block in filing consolidated federal and state income tax returns. The Company is subject to federal and state examination by tax authorities for the years 1999 through 2007. Tax years prior to 1999 are closed by statute. The current payable and deferred income taxes are calculated on the basis of the tax allocation method adopted by Block in its consolidated income tax returns, which method charges income taxes payable and allocates recoverable income taxes to members of the consolidated group on the basis of each company's separate taxable income or loss. The Company records its current payable or recoverable income taxes to the income taxes due to Parent account. Deferred income tax assets and liabilities are provided based on enacted tax rates for the difference between the income tax and financial reporting basis of assets and liabilities. The Company's deferred tax assets include a state tax loss carry-forward and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not realized.

The Company utilizes the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 Income Taxes, formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* (FIN 48). This interpretation clarifies the accounting and reporting for uncertainties in income tax law, and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions.

Concentrations of Credit Risk — The Company maintains its cash accounts with one financial institution. The cash balance is insured by the FDIC up to $250,000 through December 31, 2013; thereafter, up to $100,000. The Company had cash on deposit at December 31, 2009, that exceeded the balance insured by the FDIC in the amount of $1,590,781.

New Accounting Standards — In May 2009, the FASB issued guidance, under Topic 855 — Subsequent events, to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance is effective for the Company's year ending December 31, 2009 and is applied prospectively. The Company adopted the new disclosure requirements herein.

2. RELATED-PARTY TRANSACTIONS

(a) Due From Parent — The Company's non-interest-bearing receivable from its Parent primarily relates to Retirement Resources activities of the Parent company.

(b) Expense Sharing Agreement — Effective May 1, 2009 the Company entered into a new Services and Expense Sharing Agreement with its Parent replacing the December 1, 2003 expense sharing agreement. Under the terms of this agreement, the Company recognizes all direct Company expenses. General and administrative expenses, such as salary, occupancy, office supplies, human resources, accounting, marketing, and technology services, are recorded and paid by the Parent and are allocated to the Company based on drivers underlying the support services related to Company activities. The Company recognizes these costs paid by the Parent as an expense in the statement of operations and liability in the Due To/From Parent and Affiliate on the balance sheet. The expense for May through December 2009 was $718,328 and was recognized in general and administrative expense on the Company's statement of operations for the year ended December 31, 2009. Under the December 1, 2003 agreement, the Company recognized expenses paid by the Parent as an expense in the statement of operations and a corresponding increase in the paid in capital account as the Company was not required to reimburse the parent under this agreement. The amount of expense for January through April under the 2003 agreement was $376,000.

The Company periodically is involved in matters with former clients that are resolved through arbitration and negotiated settlements. Arbitration and settlement payments, as well as the related legal costs pursuant to such matters, are made by the Parent or Affiliate. The Company recognizes such costs when awards are rendered or payments are made on its behalf as an expense and a corresponding increase in paid-in capital, as the Company is not required to reimburse the Parent or Affiliate for such payments. In 2009, the Company recognized arbitration costs of $32,599, all of which were paid by the Parent or Affiliate on its behalf.

(c) Due to Block — Block allocates certain professional fees to its subsidiaries, including the Company on a current basis. Allocated professional fees to the Company totaled $78,000 which costs are included in amounts Due From Parent and Affiliate on the Company's consolidated statement of financial condition for the year ended December 31, 2009.

3. INCOME TAXES

The components of income tax provision for the year ended December 31, 2009, comprise the following:

Federal benefit	$ (12,323)
State — local provision	146,141
Deferred provision	(51,244)
Total provision	$ 82,574

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate for the year ended December 31, 2009:

Expected tax benefit	35.0 %
Other — including state income taxes, net of federal income tax benefit	3.5
Provision for uncertain state tax positions	(273.0)
Total provision	(234.5)%

The Company has recognized a liability for uncertain state tax positions based on the provisions of FIN 48. A reconciliation of the beginning and ending amount of unrecognized benefits for calendar year 2009 is as follows:

Balance, beginning of year	$ -
Additions based on tax positions related to prior years	123,822
Reductions based on tax positions related to prior years	-
Additions based on tax positions related to the current year	-
Reductions based on tax positions related settlements with tax authorities	-
Expiration of statue of limitations	-
Balance, end of year	$ 123,822

Of the $123,822, ending gross unrecognized tax benefit balance, all if recognized, would impact the effective rate. The total amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next twelve months. The gross unrecognized tax benefits are classified as other tax liabilities in the consolidated balance sheet.

Interest, if any, accrued on the unrecognized tax benefits are reflected in income tax expense. The amount of gross interest accrued during calendar year 2009 on FIN 48 positions totaled $93,416, which also represents the total gross interest accrued as of December 31, 2009.

The Company has a deferred tax asset of $51,244. No valuation allowance is necessary or recorded as of December 31, 2009 as management believes it is more likely than not that the deferred tax asset will be realized.

4. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal actions, in addition to arbitration proceedings described in Note 2(b), arising in the normal course of business. In the opinion of management, based in part on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

5. CAPITAL STRUCTURE

The various rights and privileges of the Company's stock issues are as follows:

a. Series A common shares are the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed.

b. Series B common shares are nonvoting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2009, there were no Series B common shares outstanding.

c. Preferred shares are nonvoting and subject to redemption and first preference on liquidation at par. As of and for the year ended December 31, 2009, there were no preferred shares outstanding.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, codified as ASC 825-10, *Disclosures About Fair Value of Financial Instruments*, the fair value of each class of financial instruments is being disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial instruments include cash, commissions receivable, due from Parent and affiliate, and income taxes payable to Parent. The estimated fair value of such financial instruments at December 31, 2009, approximate their carrying value as reflected in the consolidated statement of financial condition.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,585,503 which was $1,574,892 in excess of its required net capital of $10,611. The aggregate indebtedness to net capital ratio was 0.1 to 1

* * * * * *

UNCONSOLIDATED SUPPLEMENTAL SCHEDULES

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

TOTAL STOCKHOLDER'S EQUITY	$ 4,021,646
DEDUCTIONS AND CHARGES:	
Commissions receivable	(64,114)
Due from Parent and affiliate	(2,327,003)
Prepaid expenses	(45,026)
Total deductions and charges	(2,436,143)
NET CAPITAL	1,585,503
MINIMUM NET CAPITAL REQUIRED — The greater of $5,000 or 6.67% of aggregate indebtedness	10,611
EXCESS NET CAPITAL	$ 1,574,892
AGGREGATE INDEBTEDNESS — Income taxes payable to Parent	$ 159,159
TOTAL AGGREGATE INDEBTEDNESS	$ 159,159
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.1 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009):	
Net capital — as reported in Company's Part II (unaudited) FOCUS report, filed January 27, 2010	$ 1,329,168
Post closing and audit adjustments, net - primarily related to overstatement of general and administrative expense, and FIN 48 provision	256,335
NET CAPITAL — As amended on February 26, 2010 per above	$ 1,585,503

BIRCHTREE FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

Exemption Under Section (k)(1) is Claimed

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

Exemption Under Section (k)(1) is Claimed

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 26, 2010

Board of Directors and Stockholder
Birchtree Financial Services, Inc.
Bloomington, Minnesota

In planning and performing our audit of the consolidated financial statements of Birchtree Financial Services, Inc. and subsidiary (the "Company") (a wholly owned subsidiary of RSM McGladrey, Inc., an indirect wholly owned subsidiary of H&R Block, Inc.) as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Birchtree Financial Services, Inc.

(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

SEC I.D. No. 8-31632

Consolidated Financial Statements as of and for the
Year Ended December 31, 2009,
Supplemental Schedules as of December 31, 2009,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder
Birchtree Financial Services, Inc.
Bloomington, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Birchtree Financial Services, Inc. (the "Company") (a wholly owned subsidiary of RSM McGladrey, Inc., an indirect wholly owned subsidiary of H&R Block, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with a copy of the canceled check and related bank statement showing the disbursement amount, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting a difference related to the use of the incorrect time period from March 1, 2009 to November 30, 2009. Additionally, the amount reported in line 2c(1) and under the caption "total deductions" of $1,065,031 should be $1,066,423.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting. The amount reported on line 2d of $5,000 should be $3,608 and line 2e of $13 should be $9.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031632 FINRA DEC
BIRCHTREE FINANCIAL SERVICES INC 14*14
801 NICOLLET MALL STE 1100 WEST TOWER
MINNEAPOLIS MN 55402-2526

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DALE PHILLIPS 612-376-9814

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1-7-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ______

H. Overpayment carried forward $(______)

SEC
~~Mail Processing~~
Section
MAR 01 2010
Washington, DC
107

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BIRCHTREE FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

Dale S. Phillips
(Authorized Signature)

PRESIDENT
(Title)

Dated the 19th day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,070,031
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,065,031
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,065,031
2d. SIPC Net Operating Revenues	$ 5,000
2e. General Assessment @ .0025	$ 13
	(to page 1 but not less than $150 minimum)